UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: January 2023
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

On January 10, 2023, Maxeon Americas, Inc., a subsidiary of Maxeon Solar Technologies (“Maxeon”) and certain wholly-owned subsidiaries of Cypress Creek Renewables (“CCR”), agreed to amend the module supply agreements (i) dated March 7, 2022 (the “Ostrea Supply Agreement) and (ii) effective as of June 22, 2022 (“the 2024 Portfolio Supply Agreement”, together with the Ostrea Supply Agreement, the “CCR Supply Agreements”). Under the Ostrea Supply Agreement and the 2024 Portfolio Supply Agreement, Maxeon is obligated to provide a letter of credit and CCR is required to provide a credit support fee. The amendments to the Ostrea Supply Agreement and the 2024 Portfolio Supply Agreement have removed the CCR Letter of Credit and the corresponding payment of the credit support fee. The 2024 Portfolio Supply Agreement has also been amended to increase the volume of Performance Series solar panels supplied for use in CCR’s utility-scale projects located in the United States by 400 MWdc, subject to the same indexed pricing provision as set out in the 2024 Portfolio Supply Agreement, to approximately 1000MWdc. In addition, the advance payment payable by CCR under the 2024 Portfolio Supply Agreement has been reduced in line with the changes to the delivery schedule, with the other half of the advance payment to be paid in March 2023. Maxeon expects that the parties will also agree to amend the delivery schedule for other projects, consistent with its updated manufacturing schedule.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

January 19, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer